electrovaya

General Corporate Presentation

September 25th, 2023



Toronto Stock Exchange (NASDAQ:ELVA) & (TSX:ELVA)

Disclaimer

This presentation contains forward-looking statements, including statements that relate to, among other things, the effect of the COVID-19 public health emergency on the Company's operations, its employees and other stakeholders, including on customer demand, supply chain, and delivery schedule, the size of the Company's sales pipeline and the ability to satisfy orders thereunder, the Company's ability to satisfy its ongoing debt obligations, anticipated increased collaboration with OEMs and OEM channels constituting a source of sales growth for the Company, anticipated continued increase in sales momentum in fiscal 2023 and 2024 through OEMs and directly to large global companies, including Fortune 500 companies, the future direction of the Company's business and products, including E-bus, E-truck and Energy storage applications and additional intellectual property protection, the Company's ability to source supply to satisfy demand for its products and satisfy current order volume, technology development progress, all trademark logos and trademarks are owned by the respective Company's, pre-launch plans, plans for product development, plans for shipment using the Company's technology, production plans, the Company's markets, objectives, goals, strategies, intentions, beliefs, expectations and estimates, and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "possible", "expect", "intend", "estimate", "anticipate", "believe", "plan", "objective" and "continue" (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, cyber incidents, boycotts and geopolitical events; the COVID-19 outbreak will not have significant further effects on the Company's supply chain or operations; that current customers will continue to make and increase orders for the Company's products, and in accordance with communicated intentions, that the Company's alternate supply chain will be adequate to replace material supply and manufacturing, Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company's Annual Information Form for the year ended September 30, 2022 under "Risk Factors", and in the Company's most recent annual Management's Discussion and Analysis under "Qualitative And Quantitative Disclosures about Risk and Uncertainties" as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law. These and other risks and uncertainties related to Electrovaya's business and the assumptions on which the forward-looking information is based are described in greater detail in the sections entitled "Risk Factors" in its Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and the Ontario Securities Commission in Canada. Electrovaya assumes no obligation to update or revise any forward-looking statements, except as required by applicable laws. These forward-looking statements should not be relied upon as representing Electrovaya's assessments as of any date subsequent to the date of this presentation.



Our Mission

To accelerate the energy transition with safer and better batteries through technology advancement

electrovaya

About Electrovaya: Our Locations





- Canadian Headquarters: 63,000 sq feet facility in Mississauga, ON
- Module & pack assembly & engineering development

ISO 9001:2015



- Electrovaya Labs: 25,000 sq feet facility in Mississauga, ON
- Cell technology development & scale up



- US Headquarters: 130,000 sq feet and 52 acres facility in Jamestown, NY
- Cell, module & pack assembly
- Planned overall capacity >1 GWh/yr
- Powered by low cost hydro energy (~$0.05/kWh)

Electrovaya History at a Glance

1996 – Founded

2000 – listed (TSX)

2002-2010 – Partnerships: CHRYSLER, gm, SUZUKI, NASA, Microsoft

2015 – DAIMLER: Electrovaya powers Daimler's electric smart car and acquires 700 MWh/year plant

2015 – Launched Infinity Li-ion cells

2017-2021

- <u>Commercial Launch</u>: *Material Handling products*
- <u>OEM Partnership:</u> RAYMOND
- <u>Direct Sales :</u> Walmart, Mondelēz International

2022/2023

- <u>Production Ramp up (40% ↗) & Expand OEM partnership</u>
- <u>Products development</u>: *HV battery: E-bus, E-truck*
- *HV material handling battery*
- <u>US Expansion</u>: Jamestown NY Gigafactory
- <u>Listed on NASDAQ:ELVA</u> – Nasdaq

electrovaya

Electrovaya: Success Based on Innovation


LITHIUM
RAYMOND

Electrovaya batteries powering vehicles at a Fortune 100 customer site

Industry Leader
Providing the safest multi-million-mile batteries

Top-tier Customer Base
Fortune 100 customers and leading OEMs

Unparalleled Experience
25+ years of experience and 100+ Patents; team of ~95 & 30+ engineers

High Revenue Growth
>4x since 2019 with projected 100% growth in FY2023

Electrovaya: A potential multi-billion dollar pure battery play

Problem

1. Legacy (Automotive grade) lithium ion batteries are not working for heavy duty applications safety & longevity issues

1. High Profile Recalls

1. LFP energy density is too low for many applications and too dependent on China

Opportunity

Electrovaya's technology is the only high performance battery technology that is a true fit for the fast growing and mission critical heavy duty market (Material Handling, Mining, Trucks and Buses)

Execution

- ➔ Execution of orders
- ➔ Proven Technology & Manufacturability
- ➔ Quality of products (very small number of returns)
- ➔ Efficiency
- ➔ Expansion Plans- Jamestown, DoE
- ➔ Automation increases output
- ➔ Plans to integrate supply chain

Electrovaya Capabilities

Electrovaya expertise and capabilities includes designing and manufacturing lithium ion batteries - Cells, modules, packs, battery systems and BMS

Cell → **Module** → **Pack**




9S2P Module
1S6P Module
7S3P Module
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High Voltage battery systems



Material handling battery systems



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Technology Solutions

Electrovaya complementary technologies targeting the various EV applications.
Infinity batteries provides industry leading *longevity* and SSBs provides industry leading *energy density*

Infinity Batteries	Solid State Batteries
Commercial today Global partners & users	**In development stage**
Superior Safety & Lowest Cost of Ownership	Highest Energy Density
Based on proprietary separator and electrolyte technology	Based on proprietary separator and electrolyte technology
E-bus, E-forklift, E-trucks, Energy storage systems	Passenger EVs, Over the road (OTR) trucking, aerospace

Multi-Million-Mile Batteries


500
1000
2000
5000
9000
Cycles

**Cycle equivalent:*
14,000 cycles is equivalent to 3,500,000 miles for 250-mile range car


Electrovaya batteries different SOC
Temperature: 22°C, Current: 1 C-rate
Capacity / Initial Capacity
120
100
80
60
40
20
0
ELV Cell ; 3.0 - 4.2 V
ELV Cell ; 3.0 - 4.1 V
ELV Cell ; 3.0 - 4.0 V
Typical Cell ; 4000 Cycles to EOL
0
2000
4000
6000
8000
10000
Cycle Number


Equivalent Miles
4,000,000
3,000,000
2,000,000
1,000,000
0
Top-3 China
Top-3 Japan
Top-3 Korea
Top-3 China
Electrovaya

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Market Opportunity Summary: Infinity Platform

APPLICATION	USAGE	MARKET SIZE
E-Buses E-Delivery Trucks	12-20 hrs/day	~ $9.6 Billion Addressable Market*
E-Forklifts/ Warehousing	20-24 hrs/day	~ $4.5 Billion Addressable Market*
Stationary energy storage	12-20 hrs/day	~ $4.2 Billion Addressable Market*

Battery Requirements: Efficiency, Lifetime, Safety & Cost of Ownership

*Data Numbers Obtained Through MarketWatch

Infinity Batteries: Proven Technology

Lithium-ion ceramic cells with highest cycle life and safety setting the industry standards.



Li-Ion Ceramic Technology*



Heavy Duty Vehicles



Material Handling Equipments

OEM Partners (not a full list)

RAYMOND



Autonomous Guided Robots

OEM Partners (not a full list)

JABIL badger technologies

Bastian SOLUTIONS



Electric Trucks and Buses

Coming Soon

- High Cycle Life
  Lowest Cost of Ownership
- Safety
  Zero Fire Incidents
- High Reliability
  Performance in 24/7 applications

*An earlier iteration of our lithium-ion ceramic technology has also been used in ~20,000 Daimler Smart cars (no active cooling).
*There have been no known battery safety incidents in these vehicle and for the 6000+ Material Handling/AGV battery systems



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Ceramic separators: Unparalleled Experience

The transition to Lithium Metal based batteries is almost certainly going to require the use of ionic conducting ceramic based electrolyte materials


Surface
Ceramic Particles
Polymer fibres

Electrovaya Strength

- Patented unique ceramic separator offers unparalleled safety. (36 patents)
- Substantial experience and know-how in the manufacturing of ceramic separators.
- The only company who has commercialized the use of ceramic separator for LIB (Z-fold assembly)

Superior Safety

Multi-level cell and system safety technology with end result being a non-propagating battery design

Electrovaya Ceramic vs Coated PO Separator


25°C
ELV
Coated PO
143°C
ELV
Coated PO
188°C
ELV
Coated PO
< 1% shrinkage
@ 200 °C

Third Party Fire Propagation Test

An Electrovaya 24V battery AFTER fire propagation testing for UL

- **Individual cell in fully charged battery pack was forcibly heated to +200°C**
- **No internal propagation, the fire was contained within the faulted sub-module**
- **No flames escaped the battery enclosure**

Test conducted by UL in early 2020, UL comment about the fire propagation test results: "best results seen in lithium ion battery regardless of the chemistry"



Infinity Batteries: MHE Space

Example OEM Customers

RAYMOND | Bastian SOLUTIONS | JABIL

End Users Example
(not a full list)

Retail & eCommerce
Walmart | THE HOME DEPOT | TARGET | LOWE'S
*Confidential F100 ecommerce company

Food Distribution
MARS | Unilever | MAPLE LEAF | Mondelēz International

Manufacturing
MICHELIN | SIEMENS | 3M

Logistics
Lineage | FedEx | CEVA LOGISTICS


TOYOTA


RAYMOND

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MHE Sales and Production Growth

Electrovaya continues to see new large end customers while growing the demand with additional key customers. Electrovaya is currently focused on scaling up as the demand increases.



Est. Battery Demand growth (MHE)
Demand (MWh)
1000
750
500
250
0
2021
2022
2023
2024
2025
2026
Year



Capacity Growth: Expansion plan
Capacity (MWh)
2500
2000
1500
1000
500
0
2024
2025
2026
2027
Year
Mississauga facility
Jamestown factory

*Demand data from lift truck OEM

Expansion: Jamestown Gigafactory Update



The Gigafactory Plant in Jamestown, NY will allow Electrovaya to onshore manufacturing and streamline supply chains to support increased battery demands

130,000 sqft
Industrial Facility

100%
Renewable Energy

$0.05/kWh
Energy Cost

< 3 hours
Travel to HQ and Key Customer Bases

Update

2022	* Site Acquired in Jamestown, NY state * Term sheet received from a NY State consortium lenders covering 80% of stage 1 costs
2023	* Hiring drive started
2024	* HV/LV module and HV pack assembly will go live in Jamestown in Q3-2024 * LV pack assembly will go live in Jamestown in Q4-2023
2025	* Cell assembly will go live in Q1-2025

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Scaleup Potential

As production capacity increases so does potential revenue supplementing max capacity from Mississauga of ~200MWh or ~$150m

- Stage 1: (Existing Site) 300MWh - ~$150m-$250m
- Stage 2: 600MWh - 1GWh - ~$450m-$650m
- Stage 3: 2-5GWh - >$1bn



Electrovaya Capacity
3,000
2,500
2,000
1,500
1,000
500
-
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$-
2025
2027
2029
Jamestown
Mississauga
Combined Revenue (USD'000)

electrovaya

EVISION- A SaaS Opportunity

Cloud-based battery analytics system for remote monitoring of the batteries.

EVISION enable tracking battery operational usage in applications such as lift trucks and electric buses in real time.

The system monitors battery health, utilization and charging state improving the capability and efficiency of troubleshooting and maintenance.



Number of Trucks: 110
Number of Shifts: 0
Total Charge Used, Ah: 202443
Energy Used, KWh: 6649
Export Activity Data
Export Charging Data
Battery Current, A
State of Charge, %
Charger Consumption, Ah
Temperature, C

High Voltage Battery Systems - Launched July 2023

Advanced customized packaging technology for demanding application



High Voltage Batteries



Energy Storage Systems

Electrovaya HV batteries designed for high performance stationary applications.



Electric Buses

Based on OEM benchmarks, Electrovaya batteries should last longer than 16 years. (Multiple times better performance than standard solutions)

- High Cycle Life & Safety
  Lowest Cost of Ownership
- Modular Design
  Tailored for specific application
- Strongest Warranty
  Up to 12 years

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HV: Competitive Advantages

- Highest cycle life in industry even when compared to LFP cells (ELVA ~ 14000 VS LFP ~5000 cycles)
- No augmentation needed for ESS application: and no battery replacement at midlife for buses.
- Combining the high energy density of NMC chemistry with the exceptional safety comparable to LFP



Cost (TCO)
Cycle life
Power Density
Energy Density
Safety
Electrovaya
E-bus & Trucks (NMC)
ESS applications (LFP)

electrovaya

Technology Solutions

Electrovaya complementary technologies targeting the various EV applications.
Infinity batteries provides industry leading *longevity* and SSBs provides industry leading *energy density*

Infinity Batteries	Solid State Batteries
Commercial today Global partners & users	**In development stage**
Superior Safety & Lowest Cost of Ownership	Highest Energy Density
Based on proprietary separator and electrolyte technology	Based on proprietary separator and electrolyte technology
E-bus, E-forklift, E-trucks, Energy storage systems	Passenger EVs, Over the road (OTR) trucking, aerospace

Next Gen-Solid State batteries

EV penetration in the global vehicle market



2022
2035
2-3%
85%
of new cars

Battery Requirements for E-cars adoption

- *Energy Density > 350 Wh/Kg (>750 Wh/L)*
- *>10 years lifetime*
- *Superior Safety*
- *Cost < 100 $/Kwh for cells*



ELV Solid State
Limitation of conventional LIBs
NMC**
LFP**
ELV
Infinity -
NMC
LTO**
Energy density (Wh/Kg)
400
300
200
100
2000
4000
6000
8000
10000
Cycle Life

** Competitor data sheets/estimates

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Solid-State Batteries: Electrovaya's Approach

Solid State battery platform with versatile proprietary technology

Four Solid State Battery Related Patents Filed

Single layer Pouch stack


Anode
Current collector
Proprietary Ceramic
Composite separator
Cathode
High loaded NMC
+ Catholyte
Cathode current collector

Multi-layer Pouch stack



Financial Performance: Accelerating Growth

- **FY2023 revenue target ~$42 million (~C$56 million)****
- **Gross Margins: ~30%**



Quarterly Revenues and Adjusted EBITDA*,
FY 2022 & FY 2023
12,000
10,000
8,000
6,000
4,000
2,000
(2,000)
Q1
Q2
Q3
Q4



Annual Revenues (USD k)
50,000
40,000
30,000
20,000
10,000
0
2021
2022
2023 EST

** Non-IFRS Measure: Adjusted EBITDA does not have a standardized meaning under IFRS. Therefore it is unlikely to be comparable to similar measures presented by other issuers. We believe that certain investors and analysts use Adjusted EBITDA to measure the performance of the business. Adjusted EBITDA is defined as loss from operations, plus finance costs, stock-based compensation and depreciation costs.*

electrovaya

Financial Performance: Gross Margin and Net Profit


Gross Margin
29%
28%
27%
26%
25%
24%
23%
22%
Q4 2022
Q1 2023
Q2 2023
Q3 2023


Net Profit (USD'000)
400
200
-
(200)
(400)
(600)
(800)
(1,000)
(1,200)
(1,400)
(1,600)
(1,800)
Q4 2022
Q1 2023
Q2 2023
Q3 2023

- High costs had a significant impact on gross margins during 2022 and 2023.
- Some batteries sold at historical prices during 2022 and 2023.
- Operational efficiencies and cost savings drove improved margins in Q3 2023.
- Q3 2023 Gross Margin for battery units was 30%.

- Company at an Inflection Point to be one of the only profitable battery companies in North America
- Q1 FY2023 losses driven primarily by financing costs
- No significant increase in operating costs in 2023
- Q2 and Q3 FY2023 impacted by some one off costs relating to Jamestown financing efforts
- Trends show positive trajectory for the company.

electrovaya

Capital Share Structure

Nasdaq

Ticker:	NASDAQ:ELVA
Shares Outstanding* :	32,980,852
Share Price* :	USD $3.42
Market Cap* :	USD $112,765,838
Insider Ownership:	~ 35%



$8
$6
$4
1M
500k
2021
2022
2023

* Stock price, shares, and market cap are current as of 5:00 PM EST, September 05, 2023

TSX

Ticker:	TSX:ELVA
Shares Outstanding* :	32,980,852
Share Price* :	CAD $4.59
Market Cap* :	CAD $151,382,111
Insider Ownership:	~ 35%



$10
$8
$6
$4
400k
200k
2021
2022
2023

* Stock price, shares, and market cap are current as of 5:00 PM EST, September 05, 2023

Management Team



Dr. Raj S. Das Gupta,
CEO, Director

Raj has been with the company since 2009 and became CEO in 2022 following his previous role as COO. Raj attended Imperial College, London; MIT; and the University of Cambridge, where he received his Doctorate in Materials Science



John Gibson,
CFO

John is a Certified Professional Accountant ("CPA, CA") with over 15 years of experience in public and private corporations and brings significant experience in corporate accounting and finance, strategic and financial planning, internal controls, and systems.



Dr. Jeremy Dang,
VP, Business & Project Development

Jeremy's client portfolio includes lift truck OEMs and Fortune 500 clients from material handling, and energy storage industries. Jeremy is a Certified Chartered Chemist and Project Management Professional with a doctorate in Chemical Engineering.



Dr. Elmira Memarzadeh
Director, Engineering Programs

Elmira has been with Electrovaya since 2014 and currently manages cell production. She has worked on several development projects with other Engineering departments within Electrovaya as well as Vendors and Clients. Elmira received her PhD in Material Science from the University of Alberta.



Jason Roy,
Director, Corporate Development and Investor Relations

Jason has been with the company since 2018. He brings with him over 18 years of Capital Markets experience, in various roles of Investor Relations, Communications, Business & Corporate Development with both Publicly traded and Private companies.

Board of Directors



Prof Carolyn Hansson,
Director

Professor Carolyn Hansson CM, FCAE, FRSC has a long and distinguished career in industries such as Lockheed Martin (Martin Marietta), Danish Corrosion Labs and Bell Labs as well in academia (Waterloo, Queens, Columbia & SUNY) and was earlier a member of the Board of a TSX and NASDAQ listed Alternate Energy Company (Hydrogenics).



Dr Jim Jacobs,
Director

Dr. Jacobs' innovations have been instrumental in the development of Electrovaya's SuperPolymer technology. He co-founded the company with Sankar DasGupta in 1996 and was an instrumental part of its IPO in 2000. He served as CTO of the company until 2003. Dr. Jacobs received a BA from Oberlin College, Ohio and completed both his MA and PhD in solid-state physics at the University of Toronto.



Dr. Sankar Das Gupta,
Executive Chairman

Sankar is an entrepreneur and an award-winning scientist with over 50 US patents who is passionate on the urgency to reduce the effects of Climate Change. He has been a member of many committees including the White House Committee on Energy & Environment, chaired by then Vice-President Al Gore. Recently he was an Advisor to the Indian PM on Climate Change and Energy



Kartick Kumar,
Director

Kartick Kumar is a seasoned climate change and sustainability investor. Has two decades of investment and operations experience in energy and decarbonization transition issues across Europe, Asia, Latin America, Africa, and the Middle East. Held a range of senior roles within the World Bank Group, the International Finance Corporation (IFC).Holds degrees in economics and law from U of Cambridge, U of Columbia and the U of Toronto.

Electrovaya Summary

Pure Play Battery Tech/Manufacturing

Electrovaya is a Pure Play North American Lithium ion Battery Technology and Manufacturing company on track for Rapid Growth

Leading Partners

Electrovaya has strong OEM relationships with some of the leading industrial vehicle manufacturers and numerous Fortune 100 and Blue Chip customers.

Premium Performance

Infinity Technology Products offer significant competitive advantages which allow Electrovaya to sell products at higher gross margins than competitors

Next Gen Technology

Electrovaya Solid State Battery Technology developments will be a game-changing technology

North American Footprint

Plans to Reshore Production into the USA improves capacity, security and gross margins

Growth and Route Profitability

70% increase in revenue from FY21, 115% increase forecast for FY23. EBITDA and Cash Flow positive for FY23 and beyond

electrovaya

Investor & Media queries, please contact:

Jason Roy

Director, Corporate Development & Investor Relations

Phone: 905-855-4618

Email: jroy@electrovaya.com   Web: www.electrovaya.com



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